Exhibit 99.1

illumin Holdings Inc.

(formerly AcuityAds Holdings Inc.)

Condensed Interim Consolidated Financial Statements

(Unaudited)

Three and six months ended June 30, 2023 and 2022

(Expressed in thousands of Canadian dollars)

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.)

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

	June 30, 2023	December 31, 2022
Assets

Current assets
Cash and cash equivalents	$65,667	$85,941
Accounts receivable	33,994	33,792
Income tax receivable	1,049	848
Prepaid expenses and other	4,300	3,153

	105,010	123,734
Non-current assets
Deferred tax asset	449	449
Other assets	274	248
Property and equipment (note 3)	5,567	7,117
Intangible assets (note 4)	7,141	5,229
Goodwill	4,870	4,870

	123,311	141,647

Liabilities

Current liabilities
Accounts payable and accrued liabilities	21,478	26,545
Income tax payable	17	43
Borrowings (note 14)	213	4,032
Lease obligations (note 5)	2,525	2,882

	24,233	33,502
Non-current liabilities
Borrowings (note 14)	111	191
Deferred tax liability	1,060	1,060
Lease obligations (note 5)	2,491	3,768

	27,895	38,521

Shareholders’ equity (note 7)	95,416	103,126

	123,311	141,647

The accompanying notes are an integral part of the condensed interim consolidated financial statements illumin Holdings Inc.

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)
(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

	Three months ended		Six months ended
	2023	2022 (As restated Note 7 (f))	2023	2022 (As restated Note 7 (f))
Revenue
Managed services	$20,127	$18,148	$37,076	$33,913
Self-service	13,063	10,112	22,609	18,168

	33,190	28,260	59,685	52,081

Media costs	17,309	13,597	31,327	25,499

Gross profit	15,881	14,663	28,358	26,582

Operating expenses
Sales and marketing (note 15)	6,591	5,453	12,687	10,842
Technology (note 15)	5,514	4,223	10,465	7,521
General and administrative (note 15)	3,960	3,760	6,711	6,911
Share-based compensation (note 7 (b))	1,671	1,822	3,013	3,062
Depreciation and amortization	1,449	1,198	2,939	2,402

	19,185	16,456	35,815	30,738

Loss from operations	(3,304)	(1,793)	(7,457)	(4,156)

Finance costs (income) (note 8)	(265)	125	(982)	271
Foreign exchange loss (gain)	2,403	(3,183)	2,459	(1,392)

	2,138	(3,058)	1,477	(1,121)

Net income (loss) before income taxes	(5,442)	1,265	(8,934)	(3,035)

Income taxes	166	101	236	54

Net income (loss) for the period	(5,608)	1,164	(9,170)	(3,089)

Basic and diluted net income (loss) per share (note 9)	(0.10)	0.02	(0.16)	(0.05)

Other Comprehensive Income (Loss)

Items that may be subsequently reclassified to net income (loss):
Exchange gain (loss) on translating foreign operations	248	-	(53)	234

Comprehensive income (loss) for the period	(5,360)	1,164	(9,223)	(2,855)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the six months ended June 30, 2023 and 2022

	2023
	Common shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total

Balance – December 31, 2022	56,808,921	$119,933	$4,990	$(455)	$(21,342)	$103,126
Repurchase of common shares for cancellation (note 7(e))	(701,114)	(1,481)	(19)	-	-	(1,500)
Share-based compensation (note 7(b))	-	-	3,013	-	-	3,013
Shares issued – DSUs/RSUs exercised (notes 7(c) and 7(d))	77,824	241	(241)	-	-	-
Other comprehensive loss	-	-	-	(53)	-	(53)
Net loss for the period	-	-	-	-	(9,170)	(9,170)
Balance – June 30, 2023	56,185,631	118,693	7,743	(508)	(30,512)	95,416

						2022
	Common shares
	Number	$ Amount	Contributed surplus	Other reserves	Deficit	Total
		(As restated Note 7 (f))	(As restated Note 7 (f))		(As restated Note 7 (f))

Balance – December 31, 2021	60,733,803	$126,737	$6,461	$446	$(20,588)	$113,056
Shares issued – options exercised	190,866	500	(207)	-	-	293
Repurchase of common shares for cancellation (note 7(e))	(2,269,480)	(4,693)	(2,448)	-	-	(7,141)
Share-based compensation (note 7(b))	-	-	3,062	-	-	3,062
Shares issued – DSUs/RSUs exercised (notes 7(c) and 7(d))	446,355	1,873	(1,873)	-	-	-
Other comprehensive income	-	-	-	234	-	234
Net loss for the period	-	-	-	-	(3,089)	(3,089)
Balance – June 30, 2022	59,101,544	124,417	4,995	680	(23,677)	106,415

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the six months ended June 30, 2023 and 2022

	2023	2022 (As restated Note 7 (f))
Cash provided by (used in)

Operating activities
Net loss for the period	$(9,170)	$(3,089)

Adjustments to reconcile net loss to net cash flows
Depreciation and amortization	2,939	2,402
Finance costs (income) (note 8)	(982)	271
Share-based compensation (note 7(b))	3,013	3,062
Foreign exchange loss (gain)	2,459	(1,392)
Income tax expense	236	-
Change in non-cash operating working capital
Accounts receivable	(1,190)	5,061
Prepaid expenses and other	(1,164)	(728)
Other assets	(24)	-
Accounts payable and accrued liabilities	(5,437)	(4,470)
Income tax payable	-	(885)
Income taxes paid	(121)	-
Interest (paid) received, net	1,318	(204)

	(8,123)	28

Investing activities
Additions to property and equipment (note 3)	(421)	(141)
Additions to intangible assets (note 4)	(2,824)	(1,734)

	(3,245)	(1,875)

Financing activities
Repayment of term loans (note 14)	(4,411)	(1,228)
Proceeds from international loans (note 14)	304	1,075
Repayment of international loans (note 14)	(411)	(1,205)
Repayment of leases	(1,691)	(1,135)
Repurchase of common shares for cancellation (note 7 (e))	(1,500)	(7,141)
Proceeds from the exercise of stock options	-	293

	(7,709)	(9,341)

Decrease in cash and cash equivalents	(19,077)	(11,188)

Impact of foreign exchange on cash and cash equivalents	(1,197)	1,460

Cash and cash equivalents – beginning of period	85,941	102,209

Cash and cash equivalents – end of period	65,667	92,481

Supplemental disclosure of non-cash transactions
Additions to property and equipment under leases	56	1,781

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

1	Corporate information

illumin Holdings Inc. (formerly AcuityAds Holdings Inc.) (“illumin” or the “Company”), and its wholly owned subsidiaries illumin Inc. (formerly AcuityAds Inc.), illumin US Inc. (formerly AcuityAds US Inc.), 140 Proof Inc., and ADman Interactive S.L.U. (“ADman”), a company that holds certain technology assets, is a leading provider of targeted digital media solutions, enabling advertisers to connect intelligently with their audiences across online display, video, social and mobile campaigns. illumin is a publicly traded company, incorporated in Canada, with its head office located at 70 University Ave, Suite 1200, Toronto, Ontario M5J 2M4. The Company’s common shares are listed on the Toronto Stock Exchange in Canada under the trading symbol “ILLM” (formerly “AT”), and on the Nasdaq Capital Market in the United States, under the trading symbol “ILLM” (formerly “ATY”). The company changed its legal name from AcuityAds Holdings Inc. to illumin Holdings Inc. on June 14, 2023, and changed both of its Toronto Stock Exchange and Nasdaq Capital Market trading symbols from “AT” to “ILLM” and “ATY” to “ILLM”, respectively, on April 17, 2023.

2	Summary of significant accounting policies

Statement of compliance

These condensed interim consolidated financial statements for the three and six months ended June 30, 2023 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, applicable to the preparation of interim financial statements, including International Accounting Standard 34, Interim Financial Reporting. The date the board of directors of the Company (the “Board”) authorized the consolidated interim financial statements for issue was August 9, 2023.

Basis of presentation

These condensed interim consolidated financial statements are prepared in Canadian dollars (“CAD”), which is the Company’s functional and reporting currency, and have been prepared mainly under the historical cost basis. Other measurement bases used are described in the applicable notes.

Material accounting policies

The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all the requirements of IFRS for annual financial statements. The unaudited condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2022. The unaudited condensed interim consolidated financial statements are based on accounting policies, as described in note 2 to the 2022 audited annual consolidated financial statements.

New accounting standards

The following amendments to standards and interpretations became effective for the annual periods beginning on or after January 1, 2023. The application of these amendments and interpretations had no significant impact on the Company’s condensed interim consolidated financial position or results of operations.

Disclosure of Accounting Policies (Amendments to IAS 1). The amendments to IAS 1 require an entity to disclose its material accounting policies instead of its significant accounting policies. The amendments clarify that accounting policy information is material if users of an entity’s financial statements would need it to understand other material information in the financial statements.

1

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

Definition of Accounting Estimates (Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors). The amendments to IAS 8 provide guidance to assist entities in distinguishing between accounting policies and accounting estimates. The amendments replace the definition of a change in accounting estimates with the definition of accounting estimates. Under the new definition, accounting estimates are monetary amounts in financial statements that are subject to measurement uncertainty. The amendments also clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

Deferred Tax on Assets and Liabilities Arising from Lease and Decommissioning Obligation Transactions (Amendments to IAS 12, Income Taxes). The amendments to IAS 12 provide clarifications in accounting for deferred tax on certain transactions such as leases and decommissioning obligations. The amendments clarify that the initial recognition exemption does not apply to transactions such as leases and decommissioning obligations. As a result, entities may need to recognize both a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of leases and decommissioning obligations.

Future accounting standards

The following new and amended standards and interpretations will become effective in a future year. The Company intends to adopt these new and amended standards and interpretations, if applicable, when they become effective and are not expected to have a significant impact on these condensed interim consolidated financial statements:

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16), clarifying initial recognition and subsequent accounting for a seller-lessee account in a sale-and-leaseback transaction.

The Company is in the process of assessing any potential impacts of the following:

•	Classification of Liabilities as Current or Non-current (Amendments to IAS 1, Presentation of Financial Statements), clarifying classification requirements for liabilities as current or non-current.

2

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

3	Property and equipment

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2023	$1,330	$52	$1,345	$19,461	$22,188
Additions	298	-	123	56	477
As at June 30, 2023	1,628	52	1,468	19,517	22,665

Accumulated depreciation
As at January 1, 2023	907	52	1,072	13,040	15,071
Amortization	107	-	74	1,846	2,027
As at June 30, 2023	1,014	52	1,146	14,886	17,098

Net carrying amount
As at January 1, 2023	423	-	273	6,421	7,117
As at June 30, 2023	614	-	322	4,631	5,567

	Furniture and fixtures	Data center equipment	Office computer equipment	Right of use assets	Total
Cost
As at January 1, 2022	$1,317	$52	$1,266	$14,505	$17,140
Additions	13	-	129	1,781	1,923
As at June 30, 2022	1,330	52	1,395	16,286	19,063

Accumulated depreciation
As at January 1, 2022	675	50	800	10,245	11,770
Amortization	116	2	142	1,369	1,629
As at June 30, 2022	791	52	942	11,614	13,399

Net carrying amount
As at January 1, 2022	642	2	466	4,260	5,370
As at June 30, 2022	539	-	453	4,672	5,664

3

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

4	Intangible assets

Technology
Cost
As at January 1, 2023	$16,529
Additions	2,824
As at June 30, 2023	19,353

Accumulated depreciation
As at January 1, 2023	11,300
Amortization	912
As at June 30, 2023	12,212

Net carrying amount
As at January 1, 2023	5,229
As at June 30, 2023	7,141

Technology
Cost
As at January 1, 2022	$12,792
Additions	1,734
As at June 30, 2022	14,526

Accumulated depreciation
As at January 1, 2022	9,748
Amortization	773
As at June 30, 2022	10,521

Net carrying amount
As at January 1, 2022	3,044
As at June 30, 2022	4,005

The Technology intangible asset is internally derived from capitalizing development costs related to revenue generating technology. During the six months ended June 30, 2023, the Company capitalized $2,824 (2022 – $1,734).

4

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

5	Lease obligations

	June 30, 2023	December 31, 2022

Obligations under leases	$5,016	$6,650
Less: Current portion	2,525	2,882

	2,491	3,768

6	Related party transactions and balances

Directors and officers are eligible to participate in the Company’s long-term incentive plans. No stock options have been granted to directors and officers of the Company since March 31, 2020 (note 7(b)).

During the three and six months ended June 30, 2023, the Company issued nil and nil DSUs (2022 – nil and 88,397) to directors in lieu of director fees. The directors’ DSUs vest fully after one year.

During the three and six months ended June 30, 2023, the Company issued nil and 898,325 (2022 – nil and 936,404) RSUs to officers of the Company in lieu of cash bonuses. The officers’ RSUs vest fully over a period of six to 36 months.

7	Share capital and share-based payments

a)	Share capital

As at June 30, 2023, the Company had an unlimited number of common shares authorized for issuance (2022 – unlimited) and 56,185,631 common shares outstanding (2022 – 59,101,544) (without par value).

b)	Stock Option Plan and Omnibus Incentive Plan

The Company has a stock option plan (the “Stock Option Plan”), a deferred share unit plan (the “Deferred Share Unit Plan”) and an omnibus long-term incentive plan (the “Omnibus Incentive Plan”). Since the adoption of the Omnibus Incentive Plan by shareholders on June 16, 2020, the Company has stopped issuing new stock options under its Stock Option Plan and new DSUs under its Deferred Share Unit Plan. Previously issued stock options and DSUs remain outstanding and are governed by the plans under which they were initially issued.

Under the Stock Option Plan, the Board of Directors granted stock options to employees, officers, directors and consultants of the Company. The expiry date of options granted under the Stock Option Plan typically did not exceed five years from the grant date. The vesting schedule was at the discretion of the Board of Directors and was generally annually over a three-year period. The exercise price of options was equal to the market price per share on the day preceding the grant date.

The Omnibus Incentive Plan allows for a variety of equity-based awards to be granted to officers, directors, employees, and consultants (in the case of stock options, Performance Share Units (“PSUs”) and RSUs) and non-employee directors (in the case of DSUs). Stock options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. Each Award represents the right to receive common shares, or in the case of PSUs, RSUs and DSUs, common shares or cash, in accordance with the terms of the Omnibus Incentive Plan.

5

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

The maximum number of common shares reserved for issuance, in the aggregate, under the Omnibus Incentive Plan, the Stock Option Plan, the Deferred Share Unit Plan of the Company and any other security-based compensation arrangement, collectively, is 15% of the aggregate number of common shares issued and outstanding from time to time.

As at June 30, 2023, the Company was entitled to issue a maximum of 8,427,845 equity-based awards, collectively under the Omnibus Incentive Plan, the existing Stock Option Plan, the existing DSU Plan and any other security-based compensation arrangement.

The following table summarizes the continuity of options issued under the Stock Option Plan:

		2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – January 1	704,469	$1.60	1,094,001	$1.90
Forfeited or cancelled	(15,000)	1.55	(97,500)	4.56
Exercised	-	-	(190,866)	1.54

Outstanding – June 30	689,469	1.60	805,635	1.66

Options exercisable – June 30	689,469	1.60	735,634	1.68

The following table summarizes the continuity of options issued under the Omnibus Incentive Plan:

		2023		2022

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding – January 1	23,334	$2.09	23,334	$2.09
Forfeited or cancelled	(3,333)	2.09	-	-

Outstanding – June 30	20,001	2.09	23,334	2.09

Options exercisable – June 30	11,668	2.09	-	-

6

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

A combined summary of the Company’s stock options outstanding under the above plans is as follows:

		June 30, 2023

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	0.17	3,333
1.06	15,134	0.25	15,134
1.13	55,000	1.92	55,000
1.14	10,000	0.42	10,000
1.15	20,000	1.42	20,000
1.27	3,334	1.17	3,334
1.55	21,333	0.92	21,333
1.59	143,334	1.67	143,334
1.71	378,001	0.75	378,001
1.94	40,000	0.42	40,000
2.09	20,001	2.17	11,668

	709,470		701,137

	June 30, 2022

Range of exercise prices $	Number of options	Weighted average remaining contractual life (years)	Weighted average number of options exercisable

0.96	3,333	1.17	3,333
1.06	32,134	1.25	32,134
1.13	61,666	2.92	55,000
1.14	10,000	1.42	10,000
1.15	20,000	2.42	13,333
1.27	8,334	2.17	5,000
1.55	56,333	1.92	56,333
1.59	173,334	2.67	120,000
1.71	378,001	1.75	378,001
1.94	40,000	0.42	40,000
2.09	23,334	3.17	-
4.47	22,500	0.17	22,500

	828,969		735,634

During the three and six months ended June 30, 2023, the Company recorded share-based compensation expense under the Black-Scholes option pricing model, related to stock options, DSUs and RSUs granted to employees, officers, directors and consultants of the Company of $1,671 and $3,013 (2022 – $1,822 and $3,062).

During the three and six months ended June 30, 2023, nil and nil stock options under the Stock Option Plan were exercised (2022 – 133,367 and 190,866 were exercised at a weighted average price of $1.68 and $1.54 for gross proceeds of $224 and $293).

7

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

c)	Deferred share units

During the three and six months ended June 30, 2023, the Company issued nil and nil (2022 – nil and 110,136) DSUs, of which nil were issued to directors with one year vesting periods and nil were issued to consultants of the Company, vesting every year in the measure of one third. During the three and six months ended June 30, 2023, 27,500 and 31,666, DSUs were exercised (2022 – 80,768 and 163,504).

d)	Restricted share units

During the three and six months ended June 30, 2023, the Company issued 330,822 and 1,503,090 (2022 – 189,739 and 1,570,159) RSUs to employees, officers, and consultants of the Company. During the three and six months ended June 30, 2023, 34,656 and 46,158, (2022 – 230,359 and 282,851) RSUs were exercised.

e)	Repurchase of shares for cancellation under NCIB

On May 16, 2022, the Company commenced a normal course issuer bid (“NCIB”) to purchase for cancellation up to 5,500,000 of its outstanding common shares.

During the three and six months ended June 30, 2023, the Company repurchased 701,114 and 701,114 common shares at an average price of $2.14 and $2.14 per share totaling $1,500 and $1,500 (2022 – 2,269,480 and 2,269,480 at $3.15 and $3.15 for a total of $7,141 and $7,141).

f)	Restatement of previously issued financial statements

During the preparation of the 2022 annual financial statements, the Company determined that the Share-based compensation expense related to RSUs and DSUs was not being recorded properly starting prior to January 1, 2021. The effect of this error is an overstatement of the Share-based compensation expense and an overstatement of the Contributed surplus balance. The item impacted the Company’s reported net income, but did not impact its cash flows.

In addition, the Company determined that Contributed surplus was not being transferred to Share capital when stock options were exercised starting prior to January 1, 2021. The effect of this error is an overstatement of the Contributed surplus balance and an understatement of the Common share balance. The item did not impact the Company’s reported net income or cash flows.

8

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

The Company concluded that the above errors were material to the previously issued consolidated financial statements and as such, the Company has restated its comparative condensed interim consolidated financial statements, as applicable. The following table presents the impact of the restatements on the company’s comparative Condensed Interim Consolidated Statements of Comprehensive Loss for the three and six months ended June 30, 2022:

	Three months ended		Six months ended
	As Reported	As Restated	As Reported	As Restated
Share-based compensation expense	$2,075	$1,822	$3,554	$3,062
Operating expenses	16,709	16,456	31,230	30,738
Loss from operations	(2,046)	(1,793)	(4,647)	(4,156)
Net income (loss) before income taxes	1,012	1,266	(3,526)	(3,035)
Net income (loss) for the period	911	1,164	(3,580)	(3,089)
Basic and diluted net income (loss) per share	0.02	0.02	(0.06)	(0.05)
Comprehensive income (loss) for the period	911	1,164	(3,814)	(2,855)

The following table presents the impact of the restatements on the Company’s comparative Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity as at June 30, 2022:

	As Reported	As Restated
Common shares	$121,614	$124,417
Contributed surplus	9,750	4,995
Deficit	(25,627)	(23,677)

8	Finance costs (income)

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Interest on leases and other interest	$85	$53	$153	$109
Interest income	(960)	-	(1,851)	-
Interest and fees on term loans (note 14 (a))	610	72	716	162
	(265)	125	(982)	271

9

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

9	Net income (loss) per share

The computations for basic and diluted net income (loss) per share for the three and six months ended June 30, 2023 and 2022 are as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
		(As restated Note 7 (f))		(As restated Note 7 (f))

Net income (loss) for the period	$(5,608)	$1,164	$(9,170)	$(3,089)
Weighted average number of shares outstanding – basic	56,269,238	59,414,313	56,540,385	59,830,408
Net income (loss) per share – basic	$(0.10)	$0.02	$(0.16)	$(0.05)

Dilutive effect of stock options	-	406,659	-	-
Dilutive effect of DSUs	-	305,774	-	-
Dilutive effect of RSUs	-	72,632	-	-
Diluted weighted average number of shares outstanding	56,269,238	60,199,378	56,540,385	59,830,408
Net income (loss) per share – diluted	$(0.10)	$0.02	$(0.16)	$(0.05)

Items excluded from the calculation of diluted net income (loss) per share due to their anti-dilutive effect
Stock options, DSUs, and RSUs	6,925,288	3,568,709	6,925,288	4,353,774

Net income (loss) per share is calculated by dividing the net income (loss) by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, RSUs, or DSUs. In the years with reported net losses, all stock options, RSUs, and DSUs are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options, RSUs, and DSUs have not been included in the computation of net loss per share because to do so would be anti-dilutive.

10	Segment information

The Company's CEO has been identified as the chief operating decision maker (“CODM”). The CODM reviews financial information, makes decisions, and assesses the performance of the company as a single operating segment. The Company’s assets and operations are substantially located in Canada however, the Company also has employees and customers in the United States and Europe and generates revenue in each region. Revenue by region for the three and six months ended June 30, 2023, and 2022 is as follows:

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
United States	$27,530	$18,057	$44,831	$34,060
Canada	3,066	5,639	5,792	9,460
Europe and other	2,594	4,564	9,062	8,561
	33,190	28,260	59,685	52,081

10

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

During the three and six months ended June 30, 2023, the Company did not have any customers that represented greater than 10% (2022 – nil and one customer) of total revenue.

11	Financial instruments

Classification of financial instruments

The following table provides the allocation of financial instruments and their associated financial instrument classifications:

	Loans and receivables/ financial liabilities (Amortized cost)

Measurement basis	June 30, 2023	December 31, 2022
Financial assets
Cash and cash equivalents	$65,667	$85,941
Accounts receivable	33,994	33,792
Other assets	4,300	-

	103,961	119,733

Financial liabilities
Accounts payable and accrued liabilities	$21,478	$26,545
Term loans	-	3,791
International loans	324	432
Lease obligations	5,016	6,650

	26,818	37,418

Fair value measurements

The Company provides disclosure of the three-level hierarchy that reflects the significance of the inputs used in making the fair value measurement. The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, current portion of finance lease obligations, and current portion of term loans approximate their fair values given their short-term nature. The carrying value of the non-current liabilities approximates their fair value, given that the difference between the discount rates used to recognize the liabilities in the consolidated statements of financial position and the market rates of interest is not considered significant. The three levels of fair value hierarchy based on the reliability of inputs are as follows:

∙	Level 1 – inputs are quoted prices in active markets for identical assets and liabilities.

∙	Level 2 – inputs are based on observable market data, either directly or indirectly other than quoted prices; and

∙	Level 3 – inputs are not based on observable market data.

There were no transfers of financial assets during the periods ended June 30, 2023 and 2022 between any of the levels.

11

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

12	Capital risk management

The Company’s objectives in managing capital are to ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which comprises issued capital, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from the Board, may issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Company is not subject to externally imposed capital requirements.

13	Financial risk management

The Board has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s risk management policies on an annual basis. Management identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises from the Company’s accounts receivable and cash. As of June 30, 2023, two customers each represented more than 5% of the gross accounts receivable balance of $34,342. As of December 31, 2022, three customers each represented more than 5% of the gross accounts receivable balance of $34,320.

The Company reviews the components of these accounts on a regular basis to evaluate and monitor this risk. The Company’s customers are generally financially established organizations, which limits the credit risk relating to the customers. In addition, credit reviews by the Company take into account the counterparty’s financial position, past experience and other factors.

As at June 30, 2023, the allowance for expected credit loss was $348 (2022 – $529). In establishing the appropriate allowance for expected credit loss, management makes assumptions with respect to the future collectability of the receivables. Assumptions are based on an individual assessment of a customer’s credit quality as well as subjective factors and trends. As at June 30, 2023, 70% of the Company’s customers are current, 8% are from 1 to 30 days, 11% are from 31 to 60 days, 4% are from 61 to 90 days, and 7% are greater than 90 days.

The Company, from time to time, invests its excess cash in accounts with Canadian Schedule I banks with the objective of maintaining the safety of the principal and providing adequate liquidity to meet current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio. The Company’s cash as of June 30, 2023 is not subject to external restrictions. Investments must be rated at least investment grade by recognized rating agencies. The Canada Deposit Insurance Corporation (“CDIC”) provides insurance of up to $100 per depositor, per insured bank, for each account ownership category on Canadian-domiciled bank accounts. The Federal Deposit Insurance Corporation (“FDIC”) also provides insurance on US-domiciled bank accounts. The standard deposit insurance amount is $250 US per depositor, per insured bank, for each account ownership category. The Company’s bank account deposits exceed these insured amounts.

12

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by continually monitoring forecasted and actual revenue and expenditures and cash flows from operations. Management is also actively involved in the review and approval of planned expenditures. The Company’s principal cash requirements are for principal and interest payments on its debt, capital expenditures and working capital needs. The Company uses its operating cash flows, loans and borrowings and cash balances to maintain liquidity. In the event that future cash flows from operations are lower than expected, the Company may need to seek additional financing, either by issuing additional equity or by undertaking additional borrowings. There is no certainty that additional financing will be available or that it will be available on attractive terms.

The following are the contractual maturities for the financial liabilities:

	June 30, 2023

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$21,478	$21,478	$21,478	$-	$-
International loans	324	324	213	111	-
Term loans	-	-	-	-	-
Lease obligation	5,016	5,894	2,525	1,902	1,467

	26,818	27,696	24,216	2,013	1,467

	December 31, 2022

	Carrying amount	Total contractual cash flows	Less than 1 year	1 to 3 Years	>3 years

Accounts payable and accrued liabilities	$26,545	$26,545	$26,545	$-	$-
International loans	432	432	241	191	-
Term loans	3,791	3,963	3,963	-	-
Lease obligation	6,650	7,113	2,882	3,092	1,139

	37,418	38,053	33,631	3,283	1,139

Interest rate risk

Interest rate risk is the risk of financial loss to the Company if interest rates increase on interest-bearing instruments. The Company has various revolving lines of credit and term loans (see Note 14) with interest rates that the Company believes are consistent with market interest rates for this type of debt.

13

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

Foreign exchange or currency risk

The Company is exposed to foreign exchange risk from sales and purchase transactions, as well as recognized financial assets and liabilities denominated in U.S. dollars. The Company’s main objective in managing its foreign exchange risk is to maintain U.S. cash on hand to support US forecasted obligations and cash flows. To achieve this objective, the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash held.

If a shift in foreign currency exchange rates of 10% were to occur, the foreign exchange gain or loss on the Company’s net monetary assets could change by approximately $7,903 due to the fluctuation and this would be recorded in the consolidated statements of comprehensive income.

Balances held in U.S. dollars are as follows in CAD:

	June 30, 2023	December 31, 2022

Cash	$64,335	$82,257
Accounts receivable	22,350	24,157
Accounts payable	7,652	13,050
Term loan	-	3,791

14	Borrowings

a)	Term Loan

During the year ended 2020, the Company had a secured term loan with Silicon Valley Bank (“SVB”) that was scheduled to expire April 1, 2024 with total availability of US$7,750 bearing interest at the greater of prime plus 0.60% and 3.85%. On May 31, 2023, the term loan was repaid in full including any and all outstanding interest.

The following table outlines the activity of the term loan during the six months ended June 30, 2023, and 2022:

	2023	2022

Balance – January 1	$3,791	$5,917
Accrued interest	716	162
Payment of interest	(116)	(95)
Principal amount repaid	(4,411)	(1,228)
Exchange	20	24
Balance – June 30	-	4,780

b)	International loans

International term loans

International term loans outstanding amounted to $271 (€188) as at June 30, 2023 (2022: $585: €435). The interest rates for these unsecured term loans range from 1.75% to 2.53% with maturity dates ranging from May 22, 2024 to May 21, 2025.

14

illumin Holdings Inc.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited)

(In thousands of Canadian dollars, except share amounts)

For the three and six months ended June 30, 2023 and 2022

Lines of credit

The lines of credit payables amounted to $53 (€37) as at June 30, 2023 (2022: $111: €82) and are secured against certain accounts receivable. The interest rates on these lines of credit range from 1.75% to Euribor plus 1.95% with maturity dates ranging from August 6, 2023 to April 16, 2026 during the periods ended June 30, 2023 and 2022.

The following table outlines the current portion and non-current portion of the borrowings:

	June 30, 2023	December 31, 2022

Current portion of term loan	$-	$3,791
Current portion of international loans	213	241
Total current borrowings	213	4,032
Non-current portion of term loan	-	-
Non-current portion of international loans	111	191

Total borrowings	324	4,223

15	Expenses by nature

	Three months ended		Six months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Employee wages, salaries, and benefits	$9,054	$7,985	$17,314	$15,322
Professional fees	612	463	1,060	983
Contractor consulting fees	1,352	888	2,390	1,698
Hosting and data costs	1,847	1,620	3,439	2,717
Insurance	586	746	1,224	1,500
Travel and entertainment	749	607	1,433	1,080
Advertising and promotion	457	329	770	504
Public company fees	320	313	432	536
Other	1,088	485	1,801	934
	16,065	13,436	29,863	25,274

16	Subsequent events

On July 26, 2023, the Company announced the launch of a substantial issuer bid (the “Offer”) to purchase for cancellation up to 15,810,276 of its common shares for an aggregate purchase price not to exceed $40,000. The Offer commenced on July 27, 2023 and will expire at 5:00 p.m. (Eastern Time) on August 30, 2023, unless extended or withdrawn. The company intends to fund any purchases of shares pursuant to the Offer from cash on hand. As the company cannot be certain of the number of shares that will be tendered and at what price, the impact to cash and earnings per share cannot be reliably determined.

A complete description of the terms and conditions of the Offer is contained in the offer to purchase, the issuer bid circular, and related documents. Further information is available under the Company’s SEDAR+ profile at www.sedarplus.com and on the Securities and Exchange Commission at www.sec.gov.

15